Exhibit 1

Pointer, through its Subsidiary Shagrir, Establishes a Limited
Partnership for the Acquisition of the Activity of TMC Transportation
Ltd.

ROSH HAAYIN, Israel, November 7, 2011, Pointer Telocation Ltd. (Nasdaq: PNTR, TASE: PNTR) - a leading supplier of technology and services for managing mobile resources and providing roadside services to the vehicle industry and to the insurance market, today announced that its subsidiary, Shagrir Systems Ltd., has signed a partnership agreement with TCM Transportation Ltd., a company supplying advanced technological solutions for taxi and transportation service fleets.  Shagrir will hold 51% of the rights in the partnership’s equity.

TMC Transportation Ltd. specializes in providing advanced technological solutions for the management, control and collection of the travel fares in taxi and transportation service fleets. SMARTAXI - TMC’s flagship product is an advanced system installed in taxis that enables paying the travel fare by credit card, as well as management and control of taxi services for the business sector through an advanced internet website that provides follow-up, authorizations and accounting capabilities.

As part of the transaction TMC will transfer its activities to a limited partnership to be jointly established by Shagrir and TMC, which will provide advanced technological solutions for the management, control and collection of travel fares from taxi and transportation service fleets. Shagrir will provide the new partnership with a partner’s loan of up to NIS 2.5 million – in accordance with the partnership needs. This loan will carry an annual prime rate interest plus 4% and will be refunded to Shagrir from the partnership’s profits.

David Mahlab, President and CEO of Pointer: “We have the pleasure of announcing Shagrir entering into a partnership with TMC. Penetrating the field of solutions for collecting travel fares from taxi and other transportation service fleets is part of Pointer’s comprehensive vision for promoting all aspects of the vehicles sector, providing technological solutions through on-line services in order to improve the service to the customer and optimize routine operations”.

About Pointer Telocation

Pointer is a leading supplier of MRM (Mobile Resource Management) for the motor vehicle industry. The combination of technological supremacy and innovation enables Pointer to develop and manufacture unique communications solutions to meet customers' needs. The Company provides a range of services to insurance companies and vehicle owners, including road services, car towing, locating stolen cars, managing vehicle fleets, safety products and other value added services.

Pointer has grown in recent years also through successful implementation of acquisitions in Israel and Argentina and establishing business branches and partnerships in Mexico, Romania and Brazil. In April 2004, the Company acquired the assets and operations of Shagrir, and in 2007 the Company acquired the assets and operations of Cellocator. Pointer has offices in Israel, Argentina, Mexico, Brazil and Romania.

Pointer has a growing list of customers and products installed in more than 45 countries. Among the Company's customers are insurance companies that offer or require towing services and locating services of vehicles as part of the insurance policies they sell.

Pointer shares are traded on NASDAQ (PNTR) and the Tel Aviv Stock Exchange (PNTR).

The Company's top management and the development center are located in the Afek Industrial Park of RoshHa'ayin.

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.